September 17, 2012

Karen Rossotto
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Diamond Hill Funds Schedule 14A

Dear Karen:

On August 28, 2012, Diamond Hill Funds (the “Trust”), on behalf of each of its series (“Funds”) filed a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934 relating to a special meeting of the shareholders of the Trust.  The meeting has been called by the Board of Trustees to elect Trustees and to consider approval of the reclassification of the Select Fund from diversified to non-diversified.  On September 10, 2012, you provided oral comments.  Please find below the Trust’s responses to your comments.  All changes have been incorporated in a definitive  proxy statement that is being filed concurrently.  For your convenience, I have summarized your comments.

1.             Comment.  On  page 2 of the proxy statement under the heading, “Important Note Regarding Internet Availability of Proxy Materials”, please provide either a toll-free number shareholders may call to request a shareholder report or provide shareholders with a self-addressed postage card for requesting the report.

Response.  A toll-free telephone number has been provided.

2.             Comment:  On page 2 of the proxy statement under the heading, “Election of Trustees”, please  disclose the  percentage of trustees that must to have been elected by shareholders before a trustee can be appointed by the Board.

Response.  Disclosure has been added to page 2 of the proxy statement indicating that at least two-thirds of the trustees must have been elected by shareholders before another trustee can be appointed by the Board.

3.             Comment   On page 3 under the heading, “Information About the Nominees” please state that the qualifications and skills of the nominees were considered in light of the Trust’s business and structure.

Response.  The requested disclosure has been added.

Michael.Wible@ThompsonHine.com   Fax: 614.469.3361   Phone: 614.469.3297

4.             Comment.  At the end of the second paragraph under Proposal 2, note that the Select Fund will continue to qualify as a regulated investment company and will continue to be subject to the IRS diversification rules.

Response.  The last sentence of the sixth paragraph currently states that the Fund will continue to comply with the IRS diversification rules.  Nevertheless, the requested disclosure has been added.

5.             Comment.  At the end of the first full paragraph on page 12, add disclosure clarifying that the adviser believes that non-diversification is beneficial to the Select Fund for the reasons stated.

Response.  The requested disclosure has been added.

6.             Comment.  In the fifth paragraph under Proposal 2, clarify that the Select Fund does not concentrate in any particular industry.

Response.  The reference in the fifth paragraph to “industry or sector” has been changed to “industry sector”.

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Very truly yours,

Michael V. Wible